Exhibit 99.1

PRESS RELEASE

AuRico Gold Reports Continued Strong Performance in the Second Quarter

Operating Cash flow Increases 247%, Net Free Cash Flow Increases 261% and Record Margins of 75%

Toronto: August 11, 2011: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico”) is pleased to report financial results for the second quarter ended June 30, 2011. All amounts are in U.S. dollars unless otherwise indicated.

During the second quarter the Company delivered record performance in most key operational and financial metrics, including record revenues, earnings from operations, operating cash flow and net free cash flow. The Company is well positioned for quarter over quarter production growth from its three wholly-owned mines in Mexico.

AuRico’s robust performance to date has supported the positive update of the Company’s 2011 operational guidance. Production guidance has been increased to 175,000 to 195,000 gold ounces, 4.95 to 5.50 million silver ounces, or 265,000 to 295,000 gold equivalent ounces, at reduced cash costs of $445 to $475 per gold equivalent ounce (using the Company’s long-term gold equivalent ratio of 55:1).

Second Quarter Financial Highlights

  Record revenue of $112.9 million, a 98% increase over 2010
  Record Earnings from Operations1 of $56.1 million or $0.33 per share, a 246% increase over 2010
  Net earnings of $35.8 million, (or $0.21 per share), prior to non-recurring charges of $8.7 million, (or $0.05 per share), related to the acquisition of Capital Gold, and $2.6 million, net of tax, (or $0.02 per share), in stand-by costs related to the recommencement of operations at El Cubo, a 49% increase over 2010, after adjusting for the Q2 2010 El Cubo impairment charge of $194.6 million, net of tax and $3.7 million, net of tax, in stand-by costs at El Cubo.
  Record operating cash flow of $54.4 million or $0.32 per share, a 247% increase over 2010
  Record net free cash flow of $20.7 million, a 261% increase over 2010
  Increased the quarter-end cash balance by 54% to $102.1 million as compared to a cash balance of $66.3 million immediately following the completion of the Capital Gold acquisition, an increase of $35.8 million since the April 8, 2011 transaction.

1 Represents earnings before other items prior to non-recurring charges of $8.7 million in costs related to the acquisition of Capital Gold Corporation effective April 8, 2011 and $3.6 million in stand-by costs related to the recommencement of operations at El Cubo. In 2010, represents earnings before other items prior to $223.4 million in impairment charges related to the El Cubo mine and $4.3 million in stand-by costs at El Cubo.

Second Quarter Operational Highlights

  Strong and growing production of 43,714 gold ounces and 1.2 million silver ounces, or 75,073 gold equivalent ounces using the actual gold equivalency ratio of 39:1 realized during the quarter, representing a 53% increase over 2010
  Lowest quartile cash costs of $384 per gold equivalent ounce, using the actual gold equivalency ratio of 39:1 realized during the quarter, a 26% improvement ($136 per gold equivalent ounce) over 2010
  Record margins of $1,125 per ounce (75%) company-wide, a 65% improvement over 2010
  Increased consolidated production guidance and reduced cash cost guidance for 2011, contrary to the current industry environment.
Asset Highlights

  Effective cost containment initiatives at Ocampo delivered industry leading cash costs of $340 per gold equivalent ounce using the actual gold equivalency ratio of 39:1 realized during the quarter, with margins of $1,171 per gold equivalent ounce (77%), the highest ever in the history of Ocampo and in the lowest cash cost quartile among peers
  Reduced cash costs guidance at Ocampo based on the continued productivity improvements and effective cost containment initiatives have resulted in a $25 per ounce (6%) decrease in the Company’s 2011 cash cost outlook for Ocampo to $400 to $430 per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1.
  Increased productivity at El Chanate achieved through the immediate deployment of additional mining equipment upon the completion of the acquisition of El Chanate effective April 8. Material movement rates at El Chanate increased in June by 79% more than the 2010 average. The initial phase of a multi-phase, 18-month expansion program was launched early in the quarter targeting the optimization of the crushing and stacking operation to a potential 26,000 tonnes per day. The immediate impact of the program has allowed the facility to increase current placement rates by almost 30% from 14,000 to approximately 18,000 tonnes per day. These optimization initiatives are expected to have a favourable impact on production in the third quarter and cash costs towards the end of the year.
  Production resumed at El Cubo on July 11 when operations at the Las Torres mill processing facility resumed. During the month of July, mining rates continued to be ahead of planned rates, averaging 1,011 tonnes per day. As of August 7, the ore stockpiled ahead of the mill for processing exceeded 55,000 tonnes.
  Success from the 2011 exploration program: Positive results were reported during the quarter from the Ocampo district and the El Chanate mine exploration programs.

“The past eighteen months have been transformational for the Company as demonstrated in the record results reported in the second quarter including, record operating cash flow, net free cash flow, margins and cash costs. The success of our cost containment and productivity performance programs has positioned the Company as an industry leader with Ocampo reporting cash costs in the lowest quartile among our peers. This is particularly significant as this has been achieved in a period of increasing industry cost pressures where average cash costs have increased by more than 17% in 2010,” stated René Marion, President and Chief Executive Officer. “The solid results reported in the second quarter support our updated guidance, with increased production and reduced cash cost forecasts for 2011. In the third quarter our growth profile is expected to be further enhanced through the continued strong performance at Ocampo, the initial impact of the productivity enhancements implemented at El Chanate and the recommencement of production at El Cubo in mid-July. We begin the second half of the year well positioned for accelerated growth.”

Operational and Financial Results

Three Months Ended June 30	OCAMPO		EL CHANATE		EL CUBO		CONSOLIDATED
(in thousands, except ounces and total cash costs)	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	27,920	23,835	15,878	-	-	4,316	43,798	28,151
Silver ounces sold	1,189,166	1,036,246	29,892	-	-	221,437	1,219,058	1,257,683
Gold equivalent ounces sold (realized)(1)	58,120	39,744	16,647	-	-	7,755	74,767	47,499
Gold ounces produced	28,843	24,963	14,871	-	-	4,268	43,714	29,231
Silver ounces produced	1,210,429	1,066,998	24,912	-	-	213,203	1,235,341	1,280,201
Gold equivalent ounces produced (realized)(1)	59,568	41,362	15,505	-	-	7,593	75,073	48,955
Revenue from mining operations	$87,795	$47,811	$25,109	-	-	$9,233	$112,904	$57,044
Mine standby costs	-	-	-	-	$3,591	$4,315	$3,591	$4,315
Net earnings / (loss) before other items	$53,385	$19,853	$9,806	-	$(4,473)	$(227,288)	$43,809	$(211,480)
Cash flow from operations	$55,213	$20,416	$14,283	-	$(6,354)	$(1,162)	$54,413	$15,694
Total cash costs per gold equivalent ounce (realized)(2)(4)	$340	$458	$486	-	-	$840	$384	$520
Total cash costs per gold ounce(2)	$(925)	$(40)	$486	-	-	$562	($414)	$52
Gold equivalent ounces sold (55:1)(3)	49,541	42,676	16,421	-	-	8,342	65,962	51,018
Gold equivalent ounces produced (55:1)(3)	50,851	44,363	15,324	-	-	8,143	66,175	52,506
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$399	$426	$486	-	-	$781	$435	$484

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section of the Management’s Discussion and Analysis contained on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

Six Months Ended June 30	OCAMPO		EL CHANATE		EL CUBO		CONSOLIDATED
(in thousands, except ounces and total cash costs)	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	53,951	46,241	15,878	-	-	10,966	69,829	57,207
Silver ounces sold	2,249,472	2,056,450	29,892	-	-	540,891	2,279,364	2,597,341
Gold equivalent ounces sold (realized)(1)	108,801	77,605	16,647	-	-	19,286	125,448	96,891
Gold ounces produced	54,725	46,818	14,871	-	-	10,844	69,596	57,662
Silver ounces produced	2,245,603	2,027,815	24,912	-	-	536,457	2,270,515	2,564,272
Gold equivalent ounces produced (realized)(1)	109,422	77,908	15,505	-	-	19,108	124,927	97,016
Revenue from mining operations	$158,108	$89,713	$25,109	-	-	$22,018	$183,217	$111,731
Mine standby costs	-	-	-	-	$11,146	$4,315	$11,146	$4,315
Net earnings / (loss) before other items	$90,964	$35,014	$9,806	-	$(12,399)	$(226,225)	$67,361	$(199,254)
Cash flow from operations	$106,777	$37,353	$14,283	-	$(17,924)	$2,003	$88,034	$30,706
Total cash costs per gold equivalent ounce (realized)(2)(4)	$360	$456	$486	-	-	$794	$383	$523
Total cash costs per gold ounce(2)	$(755)	$(19)	$486	-	-	$533	$(473)	$86
Gold equivalent ounces sold (55:1)(3)	94,850	83,631	16,421	-	-	20,800	111,271	104,431
Gold equivalent ounces produced (55:1)(3)	95,554	83,688	15,324	-	-	20,596	110,878	104,284
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$413	$423	$486	-	-	$736	$432	$486

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section of the Management’s Discussion and Analysis contained on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011

The financial statements are available on the Company’s website at www.auricogold.com or www.sedar.com.

Q2 Conference Call and Webcast

A webcast and conference call will be held on Thursday, August 11, 2011 starting at 10:00 a.m. Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

Canada & US Toll Free:	1-888-231-8191
International & Toronto:	1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Second Quarter 2011 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3580940

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, August 18, 2011 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833	Passcode: #77592060
North America Toll Free: 1-800-642-1687	Passcode: #77592060

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3580940 or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. AuRico’s strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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